Thomas M. Majewski

Direct Phone:   212.705.7523

Direct Fax:        212.702.3653

thomas.majewski@bingham.com

December 11, 2009

VIA EDGAR

Howie Hallock

Securities and Exchange Commission

Division of Investment Management

101 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Re:          Evermore Funds Trust (formerly Evermore Value Funds Trust)
(the “Registrant”) Pre-Effective Amendment No.1 to Registration Statement on Form N-1A
File Nos. 333-162066 811-22335

Dear Mr. Hallock,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Evermore Funds Trust, a Massachusetts trust, hereby requests that the effective date of the above-captioned Pre-Effective Amendment be accelerated so that the Pre-Effective Amendment may become effective on December 11, 2009, or as soon thereafter as practicable.

The Registrant acknowledges that should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  The Registrant acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.  The Registrant acknowledges that it may not assert the Commission’s declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation in this matter.

If you have any questions, please call me at (212) 705-7523

Sincerely yours,

/s/ Thomas M. Majewski

Thomas M. Majewski

Bingham McCutchen LLP

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